Exhibit 99.1

Points International’s Common Shares Commence Trading Today on a Consolidated Basis

Toronto, Canada – February 2, 2011 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, reminded shareholders that, as previously announced on Monday, its common shares will commence trading today on a consolidated basis of one post-consolidated common share for every ten pre-consolidated common shares as of the opening of trading on the Toronto Stock Exchange ("TSX") and the Over-the-Counter Bulletin Board Market ("OTCBB"). The Company's shares will continue to trade under the symbol "PTS" on the TSX and temporarily under the symbol "PTSED" on the OTCBB.

The share consolidation reduced the Company's issued and outstanding shares of common stock to approximately 15.0 million.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

Contact:

Addo Communications
Laura Foster / Andrew Greenebaum
lauraf@addocommunications.com; andrewg@addocommunications.com
(310) 829-5400